UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB
                              (Amendment No. 3)

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       MOLECULAR ROBOTICS, INCORPORATED
               (Name of Small Business Issuer in its charter)


           Delaware                                    91-1844453
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

1015 Gayley Ave., No. 387  Los Angeles, CA.              90024
(Address of principal executive offices)              (Zip Code)

Issuer's telephone number: (818) 817-7662


Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

Preferred Stock


                                  PART I


ITEM 1. DESCRIPTION OF BUSINESS

On March 23, 2000, the Board of Directors of NTECH Corporation and the required number of shareholders duly authorized and amended the Certificate of Incorporation changing the name of the Corporation to Molecular Robotics, Incorporated. Molecular Robotics, Inc. (hereinafter referred to as "MR" or the "Company"), is a development stage company that was incorporated in Delaware on July 29, 1997. The Company was initially funded through a Regulation 504D offering, and was listed on the Over-The-Counter Bulletin Board on Dec. 24, 1997 under the symbol NTEH (The Company currently trades under the symbol
MRBI). Its principal business is the development of enabling technology products and applications to transition from micro to nano scale for both miniaturized electrical products and molecularly and atomically assembled substances. The Company's primary targeted industry is Nanotechnology or "micro-miniaturization." Nanotechnology involves the disciplines of chemistry, physics, biology, electrical engineering, computer science, and material science.

Microtechnology, which is the prevalent existing scale, is in the order of magnitude of one-millionth or 10 -6, whereas nanotechnology is one-billionth or 10 -9. Within this measurement or "order of magnitude" exists individual molecules/atoms. The technology to completely manipulate molecules/atoms has not yet been perfected. Enabling technology being developed by the Company should facilitate realization of the efficient processes to assemble and replicate atoms, hence molecules, which potentially will revolutionize existing technologies and markets.



Products

The Company has enabling technology products at different stages of development.

1. Single-Chip DNA Sequencer via AFM (Atomic Force Microscope)

This project consists of two related projects: building a single-chip AFM and combining the single-chip AFM with a mechanism to wind DNA onto a spool while "reading" the sequence with the AFM tip.

The first part of the project will extend and commercialize the work of the Baltes Lab in Zurich, building an entire AFM on one chip, including on-chip computer circuitry to process the data. The device will be made robust and self-contained enough to put down on any surface for imaging, although it will primarily be useful in the controlled setting of the laboratory. The device will be inexpensive enough to be disposable when the tip breaks or wears out, eliminating the time-consuming process of replacing the tip. This disposable property becomes even more of an advantage when the device incorporates an array of tips for parallel (hence high-speed) imaging.

In the second project, a MEMS (Microelectromechanical Systems) device will incorporate a flat "pan-cake" electric motor that winds up the DNA around the outside of a flat spool. Unlike the macroscopic process, the spool does not provide the substrate for AFM imaging, rather the DNA is dragged past a block of silicon and imaged as it is being drawn onto the spool. Tension on the winding DNA strand is provided by an electric charge that pulls the "clump" of DNA in the opposite direction to the direction of winding.

2. Drug Delivery Systems

This project is directed at the Diabetic/Insulin delivery market, specifically in glucose monitoring and the use of insulin pumps. There are two initial approaches to be studied. The first approach will produce a small MEMS device to be implanted under the skin to monitor glucose levels. When the level passes a certain threshold, a needed amount of insulin is automatically released from a small reservoir. The glucose sensor, drug delivery reservoir, valve and pump will be connected to each other via an analog computer similar to the circuitry now used in automobile airbag sensors.

The second approach will be related to the first except that the device would not be implanted. There are several companies and research efforts targeted at making MEMS arrays of micro-needles to deliver drugs painlessly, as the needles would be too small to penetrate to the neurons.

3. Power Generation

Fuel cells convert hydrogen and oxygen to water and electricity without high-temperature burning. Recent research results show that bi-directional membranes can be constructed that catalyze oxygenation of hydrogen (producing electricity) as well as the opposite hydrolysis reaction-splitting water into hydrogen and oxygen (using electricity). Such a system can be closed, acting as a rechargeable battery, and potentially storing far more power than a conventional chemical battery. MR will design and build a MEMS version of this closed, rechargeable fuel cell, using micro-fluidic pumps and valves.

A second power generation project will capitalize on the huge amount of asphalt and concrete road surface, including sidewalks, parking lots, airport tarmacs, even tops of buildings, that could be used for solar power generation. MR will engineer a process that could make large numbers of small, inexpensive MEMS photocells and place them on a wire net, lay the mesh down on the surface of a road, and then coat the net with clear plastic. The electricity is drained off at the sides of the road. Cars will damage some fraction of the photocells, but many more will survive. Airport tarmacs have large areas that won't be damaged by planes or trucks.

4. 3-D Computer Chip

Currently computer chips all use only one layer of electronic components (transistors), although each transistor is made of multiple layers of material. Chips can be made with many layers of transistors, but such a chip would build up too much heat in the interior and would eventually be damaged. Various efforts have been made to integrate cooling systems on the top or bottom of the chip, but these efforts have all been abandoned.

MR will make a "3-D" computer chip, i.e., one that has many layers of components and includes vertical cooling channels, through which a liquid such as water is pumped to keep the chip cool. Such a chip could have the equivalent of hundreds of today's processors stacked on top of one another. In the initial version the processors would not communicate directly with each other (from one layer up to the next) but will connect to the outside world along the edges, similar to single-layer chips. New packaging will be developed to allow connection of the edges of each layer to the socket below. Later, more sophisticated versions will incorporate inter-layer connections that obviate the need for external connections to each layer.

5. Taggants

Currently, taggants are made from silicon using MEMS processes. Existing taggants have a tendency to break which increases the effective density of taggants needed for embedding into a surface. MR will design a process for making stronger taggants from nickel that reduces breakage. MR will also explore the feasibility of making hex-shaped taggants which will distribute stress more evenly over the surface of the taggant, reducing breakage.

Another project will create an alternative method for producing and reading taggants with two main advantages over the current design. One advantage is that it will require less light and hence draw less power, decreasing the needed battery size in a portable reader from ~2.5 pounds to perhaps just an AA battery.

6. Shipping Sensors

A range of simple, low-cost sensors will be developed which change state upon reaching a threshold temperature, shock, or humidity. These are "blown-fuse" type sensors, in the respect that they do not keep a continuous record of changes, but only register above a given threshold. The change is likely permanent, just as a fuse melts above a certain amperage. The sensors will be designed so that no power supply is necessary. The sensors will be attached to shipping crates for instance. The change in the sensor would ideally be visible to the eye, and would be most useful as a shipping and transportation application.

7. Micro-Aperture Display

This project will produce a MEMS device for digital projection of images, as an alternative to existing MEMS devices that produce images via an array of micro-mirrors. This device could be used for large digital video projectors, head-mounted displays and desktop displays.

The MEMS device incorporates an array of micro-apertures and aperture covers that are opened and closed via PZT actuators. The device is built on a transparent substrate containing an array of molded lenses on the back, which focus the light from a large LED on each aperture. The lenses do not have to be precise, and therefore could be made from concentric rings etched into the substrate. Color is produced by rapidly alternating between three different light sources.

8. Impulse Engine

Recent discoveries and experiments have verified an effect that seemingly violates conservation of momentum, but in fact "borrows" momentum from the interaction of an object with the rest of the mass in the universe. This effect is derived from and predicted by Mach's Principle. The effect can be harnessed to produce a reactionless thrust, converting electricity into acceleration without ejection of reaction mass. Although slight, the effect is nonetheless strong enough to use for station-keeping of satellites and space stations and potentially for inexpensive space travel.

The experimental device consists of a stack of piezoelectric crystals, topped by a capacitor, and driven by a voltage oscillator. The latest design dispenses with the capacitor entirely, being constructed entirely of PZT's. MR will make a MEMS version of this, including an on-chip oscillator, for testing via a carefully constructed torque balance. Theory predicts that the MEMS device should have a stronger acceleration per unit mass than the macroscopic device. Arrays of these MEMS devices mounted on printed circuit boards will increase the overall thrust.

9. Earthquake Active Compensation

This project will create a process for real-time active compensation for buildings in earthquakes. A net of MEMS accelerometers will be attached to the walls of the building to provide to a computer a dynamic, millisecond-by-millisecond picture of the pattern of shockwaves throughout the building, enabling an effective response by actuators distributed throughout the building to nullify the effect of the earthquake. The building will thus appear to "surf" on the earthquake, remaining immobile while the ground shakes.

10. Biological Carbon Nanotube Synthesis

Existing methods of producing carbon nanotubes are inexact and yield irregularities of many kinds in the nanotubes. MR's project will provide a reliable source of perfectly regular, standardized nanotubes for use in many applications, including AFM tips, fuel cell hydrogen storage, flat panel displays and molecular electronics.

11. Quantum Logic Devices

Quantum computers hold great promise for efficiently solving problems that involve searching for a single answer among an exponentially large number of possible answers. Much theoretical work has been done on algorithms for hypothetical quantum computers, schemes for quantum error correction, and potential designs for quantum hardware, but to date no one has demonstrated a working quantum computer with more than a dozen or so logic elements.

One of the most promising concepts for a quantum computer involves using the quantum spin of nuclear particles or electrons to represent one "qubit" (quantum bit). Representing and transferring information using quantum spin has come to be known as "spintronics" and has garnered much attention from both the computer industry and DARPA for its potential to break through the imminent barriers to further miniaturization of computer chips.

MR'S project will address one aspect of "spintronics," namely techniques to read and write information encoded as the spin of nuclear particles or electrons. MR will explore various strategies for reading and writing spins of small numbers of particles or even single particles. These strategies will include various types of SPMs (scanning probe microscopes) with tips capable of sensing or modifying the magnetic fields of individual molecules or atoms.
This project will likely make use of the single-chip SPM technology developed in project 1, Single-Chip DNA Sequencer via AFM.

12. Molecular Computer

A computer made from electronic components on the scale of carbon nanotubes holds the potential of dramatic increases in speed over current computers, due to the shorter path lengths between components and the enormous parallelism inherent in a molecular design.

Single-walled carbon nanotubes can be either semiconductors or metals, depending on their conformation (helicity and diameter). Crossed nanotubes of the appropriate conformation can act as field effect transistors. Ideally a computer built of such transistors would be made by self-assembly, rather than individual placement of the components.

Proteins self-assemble into sometimes elaborate structures such as viruses.
If proteins could be made that "grab" one end of a nanotube and simultaneously "grab" one or more other proteins, then a three dimensional graph could self-assemble, where the nodes of the graph are junctions between proteins and the edges are the nanotubes.

This project will depend critically on a supply of precisely regular carbon nanotubes with specified characteristics of helicity, diameter and length. Project 10, Biological Carbon Nanotube Synthesis, will endeavor to produce such nanotubes.

As an early stage, technology development company, Molecular Robotics has not identified manufacturers, distributors or sales agents and hence does not rely on any outside companies for these types of services.





Market Analysis

Existing and prospective growth markets for the Company's products and process applications are large dollar volume and, mostly, growing at reasonable to rapid rates. According to Systems Planning Corporation, the MEMS market, for example, is forecast to grow from $2.1B in 1996 to $11.5B in 2003. Molecular Robotics holds a competitive advantage on initiating novel uses of MEMS devices by having the MEMS design team working directly with the applications engineering staff, all in-house.





Research and Development

For the last two fiscal years, the Company has spent approximately $16,735 on research and development activities.



Molecular Robotics has established the Institute of Applied Physics ("IAP," formerly The Institute of New Physics), a California corporation, to receive grant funding in the fields of nano-physics, artificial intelligence application development, chemistry, nanoelectromechanical systems ("NEMS"), MEMS, material sciences and other collective, scientific developments of enabling technologies to Nanotechnology.

IAP will also conduct portions of the Company's long term research and development programs, which will facilitate the commercialization of advanced products in the field.



The Institute of Applied Physics was incorporated in California on February 18, 1997 by Susan Alt (as Susan M. Brana). As a non-profit corporation, Molecular Robotics is a member, not a shareholder. The Officers and Directors are Susan Alt, Diane Marciel and Mark Kaeller.



Competition

The level and size of competition the Company faces varies by targeted market segments. Many of the Company's competitors are more established, benefit from market recognition and have greater financial, production and/or marketing resources than Molecular Robotics.



The target markets for each technology developed by Molecular Robotics will vary widely. Identification of markets for MEMS applications are currently being pursued by AT&T, Lucent Technologies & Siemens. Molecular Robotics will focus initially on the market for sensors and taggants in the shipping/ tracking industry. Other applications for the Company's MEMS devices include DNA spooling devices, single chip AFM, fuel cells, photo cells and 3-D computer chips.





The Company's limited operating history and lack of revenues have resulted in a substantial net operating loss. The sole reason for the positive equity balance is the continuing effort of the company personnel to sell common stock. There is no certainty they will be able to continue to do so. The Company's ability to become an on-going concern is discussed in the Independent Auditors Report and the going concern discussion in Note 1 of the attached audited financial statements.



ITEM 2. PLAN OF OPERATION

RESULTS OF OPERATIONS



The Company incurred a loss of ($86,088) for its first year of development activity ended June 30, 1998 and ($171,930) for the year ended June 30, 1999. Through April 30, 2000, the Company had incurred an accumulated loss of ($349,155). Cash reserves will carry the company for up to six months and the company is actively seeking additional financing. For the next twelve months, the Company plans to raise additional capital to sustain its operations and research and development by continuing to issue restricted shares of Common Stock for cash, including but not limited to the issuance of shares in a Private Placement Memorandum. The Company will use the additional capital raised to further the development of its optical reader and other products in development. At this time, the Company anticipates the hiring of approximately 15 additional employees in the next six months, comprised of both technical/scientific and administrative positions.

The Company can continue operations funded by the management and investors known to management who bring significant resources to the group. The
Company is currently completing a Private Offering with qualified investors. These funds and the intended appointment of an underwriter will sufficiently generate the capital required for the Company's operations until the Company is revenue positive.

The Institute of Applied Physics, until recently, has not been active. The Institute has neither applied for nor received any grant funding. As a non-profit California Corporation, all technology developed through the Institute will become public domain and the Company has not yet identified a project suitable for this arrangement.

The Company has not entered into any outside funding commitments to date.
The funding for the company to date has come primarily come from the management and private investors and has been allocated to the taggant/reader development, as well as general business set up and operating expenses.

There was a significant increase in the operating expenses and operating losses for the period ended 6/30/99 compared to 6/30/98 and for the 10 months ended April 30, 2000. Theses increases are due to the costs associated with the on-going development of the Company's optical reader. There was also a significant increase in the Company's liabilities (note payable) for the period 12/31/99 compared to the period 12/31/98. This increase in liability was due to the Company's borrowing of money from another company in which it had a licensing agreement with to develop alternative metals and plastics, as well as to develop security paper using its taggant.



ITEM 3. DESCRIPTION OF PROPERTY

The Company has an office in Los Angeles, California. As of April 30, 2000 the Company did not own any real property.

The Company uses the address 1015 Gayley Ave., #387, Los Angeles, California 90024, as a mailing address only. This address is shared with GAIN Integrated Systems, the holding company of one of the directors of the company. The company is currently in negotiation of a lease of over 25,000 square feet of office and laboratory space in the Los Angeles area.


ITEM 4. SECURITY OWNERSHIP INTEREST OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT



The following table sets forth the Common Stock ownership of each person known by the company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually, and all officers and directors of the Company as a group, as of April 30, 2000. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.



Title         Name and address        Amount and nature        Percent
of class      of beneficial owner     of beneficial ownership  of class(1)

Common        Evan Gamble             2,000,100 (2)            37.76%
Stock         11733 Montana, No. 108
              Los Angeles, CA. 90049

Common        TAMA Japan, Ltd.          750,000                14.16%
Stock         Kinwick Centre
              32 Hollywood Road
              Central Hong Kong

Common        ERoyalty.net, Inc.        750,000                14.16%
Stock         Three Mill Road
              Suite 206
              Wilmington, DE. 19806

Common        Gain Integrated           652,196                 12.31%
Stock         Systems, Inc.(3)
              1015 Gayley Ave.
              No. 387
              Los Angeles, CA. 90024

Common        Tony Bromovsky            354,999 (2)              6.70%
Stock         41 St. James Place
              London  SW1A 1NS
              England

Common        Thomas McCarthy           140,000                  2.64%
Stock         163 N. Marengo Ave.
              No. 217
              Pasadena, CA. 91101


Common        Mark Kaeller               60,000                  1.13%
Stock         P.O. Box 572285
              Tarzana, CA. 91357

All Officers
and Directors
as a group                            3,207,295                 60.55%

(1) Based upon 5,297,149 total shares Common Stock outstanding and committed, as of April 30, 2000.
(2) Total shares based upon total shares outstanding as well as shares committed.
(3) Susan Alt is the beneficial owner



The following table sets forth the Preferred Stock ownership of each person known by the company to be the beneficial owner of five percent or more of the Company's Preferred Stock. All ownership is of record and beneficial.


Title         Name and address        Amount and nature        Percent
Of Class      of beneficial owner     of beneficial ownership  Of Class

Preferred     BR Holdings, Ltd.	      4,956,850                99.14%
Stock         2533 N. Carson St.
              Carson City, NV. 89706




CASH CONTRIBUTIONS

Upon organization of the Company, there was an initial $450 paid in capital. In exchange for these funds, the Company issued 450,000 shares to the founders which were disbursed as follows:



Name                                    Shares (post-split)

Gain Integrated Systems, Inc.(1)        243,000 shares
Thomas McCarthy                          45,000 shares
Ezekiel Kruglick                        162,000 shares(2)

(1) Susan Alt is the owner of record.
(2) Shares have been rescinded.


The following is a list of cash contributions made by officers, directors, promoters and affiliated persons made subsequent to the organization of the Company, and made for the purpose of acquiring common equity in the Company:



Shareholder                 Cash Contribution       No. of Shares Issued
                                                    (post-split)

Gain Integrated
Systems, Inc. (1)           $161,500                363,500

(1) Susan Alt is the owner of record.



ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


                                Directors



Name               Dates Served         Age

Susan Alt          07/97-Present        47
Henry Yard         05/00-Present        42
Thomas McCarthy    07/97-Present        33



Susan Alt; 47 years old; Chairman of the Board since July 1997

Susan Alt is an entrepreneur with over 20 years of commercial and investment banking experience. She was Vice President of Mitsui Bank and Wells Fargo Bank heading up escrow, trust and commercial lending activities. In 1993, Ms. Alt formed her own Broker/Dealer in Los Angeles, Alt Capital. She has also served as Chairman of the Board of GAIN Integrated Systems, Inc. Ms. Alt brings not only financial and organizational skills to the company but also acts as a creative problem solver and visionary.

Henry Yard; 42 years old; Director since 5/00

Henry Yard is a successful, results-oriented executive with over 18 years of diverse experience within the technology, nutrition, personal care and industrial markets. He has had management responsibilities that include sales, marketing, production, QA/QC, engineering, distribution, environmental compliance, cost accounting and purchasing with profit/loss responsibility.
He has particular expertise in budget development and control, sales & marketing, environmental and legal affairs, mergers and acquisitions, business and information systems, quality systems (TQM, ISO-9000), logistics management, strategic and tactical planning, engineering and capital management. He has a B.A. (Business Administration) Rutgers University and a B.S., Electrical / Biomedical Engineering, Rutgers University.

Thomas McCarthy; 33 years old; Director since July 1997

Thomas McCarthy was a founder and President of minus9, Inc. a micromachine company. He has also served as International Relations Coordinator for the Government of Nagano Prefecture in Japan and is fluent in Japanese. In 1993, he founded the Los Angeles Nanotechnology Study Group, the second longest-running group in the US. He has a M.A. Degree, Monterey Institute of International Studies.


                         Executive Officers



Name              Position                               Dates served    Age

Henry Yard        Chief Executive Officer and President  3/00-Present    42

Susan Alt         Chief Financial Officer                7/97-Present    47

Evan Gamble		     Chief Technology Officer               5/00-Present    38

Thomas McCarthy   Chief Information Officer              7/97-Present    33

Mark Kaeller      Corporate Development Officer          7/97-Present    33

Tony Bromovsky    Managing Director, European Operations 4/00-Present    49

Diane Marciel     Executive Administrative Officer       3/00-Present    39


Henry Yard, Chief Executive Officer (CEO) and President

Henry Yard is a successful, results-oriented executive with over 18 years of diverse experience within the technology, nutrition, personal care and industrial markets. He has had management responsibilities that include sales, marketing, production, QA/QC, engineering, distribution, environmental compliance, cost accounting and purchasing with profit/loss responsibility.
He has particular expertise in budget development and control, sales & marketing, environmental and legal affairs, mergers and acquisitions, business and information systems, quality systems (TQM, ISO-9000), logistics management, strategic and tactical planning, engineering and capital management. He has a B.A. (Business Administration) Rutgers University and a B.S., Electrical / Biomedical Engineering, Rutgers University.

Susan Alt, Chief Financial Officer (CFO)

Susan Alt is an entrepreneur with over 20 years of commercial and investment banking experience. She was Vice President of Mitsui Bank and Wells Fargo Bank heading up escrow, trust and commercial lending activities. In 1993, Ms. Alt formed her own Broker/Dealer in Los Angeles, Alt Capital. She has also served as Chairman of the Board of GAIN Integrated Systems, Inc. Ms. Alt brings not only financial and organizational skills to the company but also acts as a creative problem solver and visionary.

Evan Gamble, Chief Technology Officer (CTO)

Evan Gamble is the Chief Technology Officer for Molecular Robotics.  Mr.
Gamble is also the Company's chief inventor with a diverse background in mathematics, computer science, molecular biology and quantum mechanics. He oversees all technology development. From 1987 to 1990, Mr. Gamble worked at the Artificial Intelligence Research Branch of NASA Ames Research Center, where he provided research assistance and programming support. From 1983 to 1987, he served as Senior Software Systems Engineer for Intellicorp of Mountain View, California, where he designed and implemented extensions to Knowledge Engineering Environment (KEE), an expert system development tool. Mr. Gamble has also worked with Informix, Sprint and the IBM Watson Research Center. He holds a Master's degree in Mathematics.

Thomas McCarthy, Chief Information Officer (CIO)

Thomas McCarthy was a founder and President of minus9, Inc. a micromachine company. He has also served as International Relations Coordinator for the Government of Nagano Prefecture in Japan and is fluent in Japanese. In 1993, he founded the Los Angeles Nanotechnology Study Group, the second longest-running group in the US. He has a M.A. Degree, Monterey Institute of International Studies.

Mark Kaeller, Corporate Development Officer (CDO)

Mark Kaeller joins Molecular Robotics from Consolidated Growers and
Processors, Inc., a leading, multinational agriculture company, where he was Executive Vice President of Investor Relations. Mr. Kaeller handled all SEC filings and shareholder inquiries for this publicly trading company, as well as assisted the Board of Directors in the raising of capital. Mr. Kaeller spent ten years in commercial, retail and mortgage banking with Sanwa Bank, Wells Fargo Bank and Household International. He has a M.S. Degree, Psychobiology, University of California at Los Angeles.

Tony Bromovsky, Managing Director of European Operations

Tony Bromovsky was the co-founder, with companies in the J. Rothschild Group, of Kilda Investments, Ltd., London England, a corporate finance and investment vehicle. Mr. Bromovsky has a broad based knowledge of international banking and commodities. He served as the Director of Woodhouse Drake & Carey as well as Louis Dreyfus and Drexel Burnham Lambert in the UK. Mr. Bromovsky also brings many international contacts in the biotechnology and pharmaceutical development industry and will handle European business matters for Molecular Robotics.

Anna Marciel, Executive Administrative Officer

Anna Marciel brings fifteen years of entrepreneurial skills and experience to the Company. For ten years she managed the offices of Heathercliff Financial in Beverly Hills, California, a financial and building construction consortium. Ms. Marciel also owned and operated her own interstate logistics company.
Her most recent executive administrative position was with Health Net, Woodland Hills, California, where she fine tuned her professional, executive office skills.


SIGNIFICANT EMPLOYEES

Dr. Curt Deckert, Electrical/Optical Engineer

Dr. Curt Deckert is experienced in the design and development of optical-mechanical and photographic equipment. He has consulted for 93 different companies since 1976 including Northrop, CalComp, Ford Aerospace and Abbott Labs. He is also a certified management consultant (CMC) specializing in R&D with emphasis on the application of optical technology. He has developed prototypes for a new medical instrument company that utilizes specialized fiber optics for light delivery and image transmission to detect cervical cancer using a CCD camera and fluorescence technology. He has a Ph.D. from California Coast University and an M.B.A. from the University of Southern California.

Dr. Slavik Dushenkov, Molecular Biologist

Dr. Slavik Dushenkov is a prominent scientist widely recognized for his contributions to the biological and environmental sciences. For more than 20 years, he has spearheaded numerous cutting edge biotechnology and ecology research projects. Dr. Dushenkov has incorporated innovative analytical and information management systems in his laboratory practice to facilitate results-oriented research including bringing high throughput express analysis and design databases for performing plant screening. A pioneer in the application of high-tech approaches for developing plant based environmentally friendly remediation technologies, discovering, optimizing and manufacturing a new generation of plant-based pharmaceutical and nutraceutical products, he has published over 100 papers, several books and a number of widely used laboratory manuals. Dr. Dushenkov holds seven US and international patents. He has a Ph.D. in Molecular Biology and Ecology, Moscow Pedagogical State University, Moscow, Russia.

Jeanne Leonard, Patent Researcher

Jeanne Leonard brings fifteen years of legal, paralegal and research experience to the Company's library/categorization department. Ms. Leonard worked as a legal analyst for EMI Music, Santa Monica, California, as well as several large, well-established law firms throughout Los Angeles, California.


ITEM 6. EXECUTIVE COMPENSATION

Following is the amount of cash and stock compensation for executives of the Company since inception through April 30, 2000.

Thomas McCarthy - 140,000 shares Common Stock (post-split)
Mark Kaeller - 60,000 shares Common Stock (post-split)


                  SUMMARY COMPENSATION TABLE



Name and                                          Restricted
Principle Position          Years     Salary      Stock Awards

Thomas McCarthy             1997-00    $0         140,000 shares
Chief Information Officer                         Common Stock

Mark Kaeller                1997-00    $0         60,000 shares
Corporate Development Officer                     Common Stock


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



Molecular Robotics (formerly as NTECH) entered into an agreement with Consolidated Growers & Processors, Inc. (CGP) for the development of certain alternative plastic and metal type materials technology, as well as the development of security paper. Susan Alt and Mark Kaeller were associated with CGP as directors and/or officers at one time or another. Due to government regulation on the supply of raw material, CGP filed a Chapter 7 Bankruptcy on March 7, 2000.

In the past five years, Susan Alt and Mark Kaeller, as officers and/or directors, could be considered as promoters of Consolidated Growers & Processors, Inc.



CONTACTS

Transfer Agent

Interwest Transfer Company, Inc.
Kristi Kunz
P.O. Box 17136
1981 E. 4800 S.
Suite 100
Salt Lake City, UT. 84117-5126
(801) 272-9294 Tel.
(801) 277-3147 Fax

Market Maker

Sierra Brokerage
Merv Roland or Jeff Richardson
2000 Bethel Rd.
Columbus, OH. 43220
(614) 442-9400 Tel.
(614) 442-9486 Fax

Certified Public Accountant



(Retained 5/04/2000; Review of 04/30/2000 interim financial statements)

Marc I. Abrams, CPA
Singer, Lewak, Greenbaum & Goldstein LLP
10960 Wilshire Blvd., Suite 1100
Los Angeles, CA. 90024
(310) 477-3924 Tel.
(310) 477-9684 Fax

(Through 06/30/99 audited financial statements)

Kevin G. Breard, CPA, An Accountancy Corporation
9010 Corbin Ave.
Suite 7
Northridge, CA. 91324
(818) 886-0940 Tel.
(818) 886-1924 Fax



ITEM 8. DESCRIPTION OF SECURITIES

Common Stock



Warrants - At present in the Company, there are 208,000 outstanding warrants to purchase equity at $5.00 per warrant.



Options - At present, there are no options outstanding that can be exercised to purchase equity in the Company.

Convertible Stock - At present, there is no convertible stock.

Selling Security Holders - There are no securities to be registered for the account of any security holders.

Except as otherwise provided by the Company's Certificate of Incorporation or By-Laws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting.

IMPORTANT INFORMATION ON PENNY STOCKS

Molecular Robotics, Inc.'s stock is considered a penny stock. Generally, a Penny Stock is a security that:

Is priced under five dollars;

Is NOT traded on a national stock exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks);

May be listed in the "pink sheets" or the NASD OTC Bulletin Board;

Is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of $6 million for 3 years.

FOR MORE INFORMATION ABOUT PENNY STOCKS, contact the Office of Filings, Information, and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, NW., Washington, DC 20549, (202) 272-7440. For detailed information on Penny Stocks, please refer to General Rules and Regulations promulgated under the Securities Exchange Act of 1934, Rule 15g-1 through 15g-6.


                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information



The registrant's securities are traded Over-The-Counter ("OTC") operated by The National Association of Securities Dealers, Inc. under the symbol MRBI. The registrant's securities began trading on the OTC on December 24, 1997 under the symbol NTEH. The quarterly high and low bid prices for the last two years were unavailable at the time this Form 10-SB was prepared.



Holders



As of April 30, 2000, there were approximately 90 shareholders of Common
Stock in the Company and 3,043,150 shares of Common Stock outstanding. In addition, there were an additional 2,253,999 shares of Common Stock committed. As of April 30, 2000, there was one shareholder of Preferred Stock and 4,956,850 shares of Preferred Stock outstanding.



Dividends

There have been no cash dividends declared on any shares of common equity in the Company since the inception of the Company to present.



Splits

On March 21, 2000, the Board of Directors and the required number of shareholders of Molecular Robotics duly authorized that the previously issued Common Stock of the Corporation (the "Old Common Stock") be automatically converted into Common Stock at the rate of one (1) share of Common Stock for each ten (10) shares of Old Common Stock (the "Conversion Rate"). This reverse split of the Corporation's Old Common Stock shall become effective at 11:59 p.m. on April 3, 2000 (the "Conversion Date"). From and after the Conversion Date, each outstanding certificate that prior to the Conversion Date represented Old Common Stock shall be deemed for all corporate purposes to evidence the ownership of the whole number of duly issued and outstanding shares of Common Stock into which the shares of Old Common Stock which, prior to the Conversion Date, were represented thereby, have been so converted, and upon surrender of such certificate to the Corporation the holder shall be entitled to receive in exchange therefor a certificate or certificates representing the whole number of shares of Common Stock into which the shares of Old Common Stock theretofore represented by such certificate shall have been converted.



ITEM 2. LEGAL PROCEEDINGS

On June 16, 1999, the Company filed suit (Case No. 813370-6) in the Superior Court for the State of California, County of Alameda, against a former
Officer and Director, Ezekiel Kruglick, for Trade Secret Misappropriation, Conversion, Fraud, Breach of Contract and Breach of Fiduciary Duty. The suit involves Molecular Robotics, Inc., a Delaware Corporation (filed originally under the name NTECH Corporation), Plaintiff, versus Ezekiel Kruglick and DOES 1-10, inclusive, Defendants.

The Company has sought the following relief:

a. A temporary restraining order to be followed by a preliminary injunction during the pendency of this action and a permanent injunction thereafter, restraining and enjoining Defendant Kruglick and all those acting in concert or participation with him from using or disclosing Plaintiff's Confidential Information.

b. An order requiring Defendant Kruglick to forthwith turn over to Plaintiff any tangible document or thing in whatever form in Defendant's possession, custody or control which contains Plaintiff's Confidential Information, including but not limited to all documents and things relating to his research and development of StuffDust, CMOS switches, voltage conversion devices and micro-relay switches.

c. An order requiring Defendant Kruglick to forthwith transfer and return to the Company all Molecular Robotics stock held by Defendant for services not provided to Molecular Robotics.

d. An award of damages in an amount to be determined by the trier of fact.

e. An order of punitive damages in an amount to be assessed by the trier of fact.



ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On May 4, 2000, the Company changed its accounting firm from Kevin G. Breard, CPA, An Accountancy Corporation to Singer, Lewak, Greenbaum & Goldstein LLP. The audited financial statements ended 06/30/1999 have been prepared by Kevin G. Breard, and the interim financial statements for the 10 months ended 04/30/2000 (unaudited) has been reviewed by Singer, Lewak, Greenbaum and Goldstein.



ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES



In April 2000, the Company had issued and committed the following shares at the rate of $.40 per share as a tax free exchange for technology transferred to the Company.



Name                  Shares of      Shares of
                      Common Stock   Common Stock


                      Issued         Committed

Evan Gamble             110,100      1,890,000
BR Holdings, Ltd.     4,956,850*
ERoyalty.net, Inc.      750,000
TAMA Japan Ltd.         750,000
Tony Bromovsky          100,000        254,999
Curt Deckert             10,000          5,000
Xing Yang                10,000
Herman Boiko             10,000
Daan Pattanayak          10,000

*Preferred Stock


In addition, since inception through April 30, 2000, pursuant to Reg. 504 of the Securities Act of 1933, the Company has issued 611,900 shares of Common Stock for a total cash consideration of $357,924.

In November 1997, the Company had a Private Placement Memorandum (PPM) offering for 25,000 shares at $10.00 per share. The securities were offered pursuant to an exemption provided by Regulation 504 of the Securities Exchange Act of 1933. The Company incurred certain offering costs of $16,004, with the sale of the stock, such as legal fees. The Company did not use an underwriter, so there was no discounts or commissions paid. These offering costs, associated with the sale of common stock to the public, were charged to additional paid-in capital. Net loss per share represents the basic and diluted earnings per share. The Company has no potentially dilutive securities.



With respect to the sales of these unregistered securities by Molecular Robotics, the Company believes that these transactions did not involve any public offering, in as much as all these shares were issued to the Company's Officers, Directors and others, who purchased the shares for investment purposes only and not with a view to further public distribution. Further, no commissions were paid to any persons in connection with such sales, no advertising of any nature was made in connection with the sale of said shares, all Company information was made available to said purchasers, and said purchasers were required to execute a subscription agreement restating the aforementioned, among other things. Accordingly, the Company believes that the aforementioned transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation states the following:

"No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit."

The Company's By-Laws, Section IX, .01 states the following:

"The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving At the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in such a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful."

                                  PART F/S

The Financial Statements and related notes presented below should be read in conjunction with "PLAN OF OPERATION." The information below may not be indicative of the Company's future results of operations.


Financial Information

INTERIM STATEMENTS (UNAUDITED)

In the opinion of the Management, the interim financial statements include all adjustments necessary to make these financial statements in no way misleading. The information below may not be indicative of the Company's future results of operations.



                           Molecular Robotics, Inc.
                         (formerly NTECH Corporation)
                         A Development Stage Company
                                Balance Sheet
                                April 30, 2000
                                 (unaudited)



ASSETS

					                                           UNAUDITED
Current assets
	Cash and cash equivalents	                     $	128,627

		Total current assets		                          128,627

Patents				                                     3,714,535

Total assets	                                  $3,843,162


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
	Accounts payable and accrued expenses	        $	   1,500

		Total current liabilities		                       1,500

Stockholders' equity
	Preferred stock, $0.0001 par value
		5,000,000 shares authorized
		4,956,850 shares (unaudited)
  issued and outstanding		                           496
	Common stock, $0.0001 par value
		45,000,000 shares authorized
		3,043,150 shares (unaudited)
  issued and outstanding                             304
	Committed stock		                             1,120,000
	Additional paid-in capital		                  3,070,017
	Deficit accumulated during the
      development stage 	                       (349,155)

	   Total stockholders' equity 		              3,841,662

    Total liabilities and
    stockholders' equity                     $ 3,843,162

The accompanying notes are an integral part of these financial statements.



                          Molecular Robotics, Inc.
                        (formerly NTECH Corporation)
                        (A Development Stage Company)
                          Statements of Operations
      For the 10 Months Ended April 30, 2000 and 1999 (unaudited) and for the Period from July 29, 1997 (Inception) to April 30, 2000 (unaudited)



   								                                                  For the
									                                                    Period from
					  				                                                  July 29, 1997
				                            For the 10 Months            (Inception) to
				                            Ended April 30,              April 30,
				                            2000            1999		       2000
				                            (unaudited) (unaudited)      (unaudited)

Costs and expenses
   General and
   administrative expenses	     $  168,988   $  142,714      $   410,271

   Research and development		            -        7,415           16,735

	Total costs and expenses          168,988      150,129          427,006

Loss before other income	         (168,988)	   (150,129) 	      (427,006)

Other income
	Forgiveness of debt		              77,851            -           77,851

Net loss	                       $  (91,137)  $ (150,129)      $ (349,155)

Basic and diluted
earnings per share	             $    (0.06)  $    (0.13)      $    (0.31)

Weighted-average common shares
	outstanding	                    1,413,678    1,133,439        1,143,074

The accompanying notes are an integral part of these financial statements.



                         Molecular Robotics, Inc.
                       (formerly NTECH Corporation)
                       (A Development Stage Company)
                    Statements of Stockholders' Equity
  For the Period from July 29, 1997 (Inception) to April 30, 2000 (unaudited)



                                                                                     Deficit
													                                                                        Accumulated
                                                                         Additional	 During the
                        Preferred Stock    Common Stock      Committed   Paid-In	    Development
                        Shares   Amount    Shares   Amount   Stock       Capital     Stage         Total

Balance, July 29, 1997
	  (Inception)		             -   $   -          -   $    -   $       -   $      -	   $	       -	   $	     -
Common stock issued for
	  Cash						                             461,340       46                102,354                   102,400
	  Services					                          522,050       52                 31,666                    31,718
Committed common stock
	issued for cash								                                         4,987                                4,987
Issuance costs                                                            (15,704)                  (15,704)
Net loss											                                                                     (86,088)    (86,088)

Balance, June 30, 1998		     -	      -    983,390 	     98       4,987    118,316       (86,088)     37,313
Common stock issued for
	  Cash                                   150,560       15                250,522                   250,537
   Services                               193,300       19                 25,124                    25,143
Committed stock issued for
	  Cash                                                        (4,987)      4,987                         -
Returned and canceled
	  Shares                                (34,100)       (3)               (15,001)                  (15,004)
Net loss                                                                               (171,930)   (171,930)

Balance, June 30, 1999       -       - 1,293,150       129          -     383,948      (258,018)    126,059
Common stock issued for
  patents (unaudited)                  1,750,000       175                699,825                   700,000


The accompanying notes are an integral part of these financial statements.
</TABLE


                            Molecular Robotics, Inc.
                          (formerly NTECH Corporation)
                          (A Development Stage Company)
                        Statements of Stockholders' Equity
  For the Period from July 29, 1997 (Inception) to April 30, 2000 (unaudited)



                                                                                          Deficit
                                                                                          Accumulated
                                                                             Additional   During the
                         Preferred Stock   Common Stock      Committed       Paid-In      Development
                         Shares    Amount  Shares   Amount   Stock           Capital      Stage           Total

Committed common stock
	  issued for patents
	  (unaudited)                      $                $          860,000      $            $               $  860,000
Committed common stock
	  in connection with
	  private placement
	  (unaudited)                                                  260,000                                      260,000
Preferred stock issued
	  for patents
   (unaudited)          4,956,850    496                                       1,986,244                   1,986,740
Net loss (unaudited)                                                                         (91,137)        (91,137)

Balance, April 30,
   2000	(unaudited)     4,956,850 $  496  3,043,150  $  304  $1,120,000     $ 3,070,017   $ (349,155)    $ 3,841,662


The accompanying notes are an integral part of these financial statements.


                           Molecular Robotics, Inc.
                         (formerly NTECH Corporation)
                         (A Development Stage Company)
                           Statements of Cash Flows
       For the 10 Months Ended April 30, 2000 and 1999 (unaudited) and for the Period from July 29, 1997 (Inception) to April 30, 2000 (unaudited)



                                                               For the
                                                               Period from
                                                               July 29,
                                                               1997
                                For the 10 Months Ended        (Inception) to
                                April 30,                      April 30, 2000
					                           2000             1999          2000
                                (unaudited)      (unaudited)   (unaudited)

Cash flows from
operating activities
    Net loss                    $(91,137)         $(150,129)   $(349,155)
	    Adjustments to reconcile
     net loss to net cash
     used in operating activities
	      Gain from forgiveness
         of debt                 (77,851)                 -      (77,851)
	      Issuance of stock
         for services                  -             25,973       50,961
      Increase in
         Accounts payable and
         accrued expenses              -                  -        1,500

Net cash used in
operating activities            (168,988)          (124,156)    (374,545)

Cash flows from investing
activities
      Purchase of patents        (23,878)          (107,525)    (171,795)

Net cash used in
investing activities             (23,878)          (107,525)    (171,795)

Cash flows from financing
activities
   Proceeds from short-term loan
   payable - related party        53,651             10,800       77,851

   Proceeds from issuance of
   common stock                  264,000            211,609      597,116

Net cash provided by
financing activities             317,651            222,409      674,967

Increase (decrease) in cash
and cash equivalents             124,785             (9,272)     128,627

Cash and cash equivalents,
beginning of period                3,842              6,083            -

Cash and cash equivalents
(book overdraft),
end of period                  $ 128,627           $ (3,189)   $ 128,627

The accompanying notes are an integral part of these financial statements.


                          Molecular Robotics, Inc.
                        (formerly NTECH Corporation)
                        (A Development Stage Company)
                          Statements of Cash Flows
       For the 10 Months Ended April 30, 2000 and 1999 (unaudited) and for the Period from July 29, 1997 (Inception) to April 30, 2000 (unaudited)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period from July 29, 1997 (inception) to April 30, 2000, the Company issued and committed preferred and common stock in exchange for patents for $3,546,740 (unaudited).

During the period from July 29, 1997 (inception) to April 30, 2000, the Company issued 715,350 (unaudited) shares of common stock for consulting and employment services rendered valued at $56,561 (unaudited).

The accompanying notes are an integral part of these financial statements.


NOTE 1 - BUSINESS AND ORGANIZATION

Molecular Robotics, Inc. (formerly NTech Corporation) (the "Company") was incorporated under its former name in the State of Delaware on July 29, 1997 for the primary purpose of developing, manufacturing, and marketing nano-scale products ("nano technology"). Effective March 23, 2000, NTech Corporation's name was changed to Molecular Robotics, Inc. Nano technology is the concept of miniaturizing products to a point that there becomes a practical commercial application of the products. The Company's offices are located in Los Angeles, California, and the Company intends to use independent third parties to manufacture its products.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles that contemplate continuation of the Company as a going concern. As shown in the accompanying financial statements for the 10 months ended April 30, 2000, the Company had a net loss and negative cash flows from operations. In addition, the Company's sole reason for the positive equity balance is the continuing effort of Company personnel to sell preferred and common stock. There is no certainty they will be able to continue to do so. Management plans to rely on the sales of securities to sustain operations.

Development Stage Enterprise

The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from these estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents and accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Loss per Share

The Company calculates loss per share in accordance with SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same.

Stock Split

On April 3, 2000, the Company effected a 10-for-one reverse stock split of its common stock. All share and per share data have been retroactively restated to reflect this stock split.

Income Taxes

The Company accounts for income taxes under the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required when it is less likely than not that the Company will be able to realize all or a portion of its deferred tax assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in any period presented.

Recently Issued Accounting Pronouncements

In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 136, "Transfer of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others." This statement is not applicable to the Company. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect adoption of SFAS No. 137 to have a material impact, if any, on its financial position or results of operations.

RECLASSIFICATIONS

Certain amounts included in the 1999 financial statements have been reclassified to conform with the 2000 presentation.


NOTE 3 - PATENTS

Patents include the cost of patents acquired in exchange for stock.

The Company is in the process of building equipment and developing technology to be sold to consumers. The patents will be amortized when the technology is licensed, using the ratio of expected sales over the estimated useful lives. At April 30, 2000, $3,714,535 (unaudited) had been recorded as patents. As no revenue has been earned to date, no amortization expense has been recorded.


NOTE 4 - STOCKHOLDERS' DEFICIT

Preferred Stock

The Company's preferred stock has a par value of $0.0001. There are 5,000,000 shares authorized and 4,956,850 shares (unaudited) issued and outstanding. The holders of the preferred stock have voting rights.

During the 10 months ended April 30, 2000, the Company issued 4,956,850 shares (unaudited) of preferred stock in exchange for certain patents acquired for $1,986,740 (unaudited). The cost of the acquisition of these patents was capitalized (see Note 3).

Common Stock

During the 10 months ended April 30, 2000, the Company issued 1,750,000 shares (unaudited) of common stock in exchange for patents for $700,000 (unaudited). The cost of the patents was capitalized (see Note 3), and additional paid-in capital increased by $699,825 (unaudited), representing the excess cost of the acquisition of the patents over the par value of the common stock issued. In addition, the Company committed 2,253,999 shares (unaudited) of common stock in exchange for patents for $860,000 (unaudited). The shares were issued subsequent to the 10 months ended April 30, 2000.

Private Placement

In April 2000, the Company entered into another private placement agreement to offer up to $5,000,000 worth (unaudited) of units to accredited investors. As of April 30, 2000, $260,000 (unaudited) was received, and the Company had committed 104,000 shares (unaudited) of common stock, which were issued subsequent to April 30, 2000. Each unit was comprised of one share of the Company's common stock and two warrants at an exercise price of $5 per share. The warrants will be immediately detachable from the common shares for separate transfer and will be exercisable from the closing date of the offering for a period of 12 months thereafter.

In connection with the offering, the Company issued 208,000 warrants (unaudited) subsequent to April 30, 2000.



AUDITED FINANCIAL STATEMENTS

The financial statements below are audited and should be read in conjunction with "PLAN OF OPERATION" and the Financial Statements and related notes included elsewhere in this Registration Statement. The information below may not be indicative of the Company's future results of operations.


September 25, 1999

To the Board of Directors
NTech Corporation
Monterey, California

Independent Auditor's Report

I have audited the accompanying balance sheets of NTech Corporation (A Development Stage Company) as of June 30, 1999 and 1998 and the related statements of operations and retained deficit, and changes in cash flows for the years then ended and for the period from July 29, 1997 (inception), to June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NTech Corporation (A Development Stage Company) as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended and from July 29, 1997 (inception), to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's minimal operations to date have resulted in substantial net losses of $171,930 and $86,088 during the years ended June 30, 1999 and 1998 respectively. The Company has an accumulated deficit during the development stage of $258,018 and $86,088 at June 30, 1999 and 1998 respectively. The sole reason for the positive equity balance is the continuing effort of company personnel to sell common stock. There is no certainty they will be able to continue to do so, however management plans to rely on the sales of securities to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KEVIN G. BREARD, CPA, A Professional Accountancy Corporation
Kevin G. Breard

9010 Corbin Ave., Suite 7
Northridge, California  91324



                              Balance Sheet

                                 Assets



                                                     As of           As of
                                                     June 30,        June 30,
                                                     1999      	     1998

Cash and cash equivalents                            $   3,842       $  6,083
Property and equipment		                               147,770         30,950
Organization costs, net of accumulated
amortization of $203 in 1999 and $70 in 1998               147            280

Total assets		                                       $ 151,759       $ 37,313


	                     Liabilities & Stockholders' Equity

Liabilities

Accounts payable and accrued expense		               $   1,500              -
Loan payable related party		                            24,200              -
Commitments and contingencies		                              -              -

Total liabilities		                                     25,700              -

Stockholders' equity

Common stock, $0.0001 par value, 45,000,000 shares
authorized, 1,297,250 shares issued and 1,293,150
outstanding for 1999 and 983,390 shares issued and
outstanding for 1998	                                      129              98

Preferred stock, $0.0001 par value, 5,000,000 shares
authorized,  -0- shares issued and outstanding for
1999 and 1998                                                -               -

Additional paid-in capital		                           383,948         118,316
Stock to be issued		                                         -           4,987
Accumulated deficit during the development stage      (258,018)        (86,088)
Treasury stock, at cost, 4,100 shares in 1999,
-0- shares in 1998                                           -               -

Total stockholders' equity		                           126,059          37,313

Total liabilities & stockholders' equity	            $ 151,759       $  37,313

The accompanying notes are an integral part of these financial statements.



                               Statement of Operations



                                    Cumulative
     	                              During
                                    Development     For the Year Ended
                                    Stage           June 30,
                                                    1999          1998

Revenue			                          $         -     $       -     $       -

Total revenue		                               -             -             -

Costs and expenses

Costs of sales	                               -             -             -
General and administrative expenses     241,555       155,221        86,334
Research and development		               16,735        16,735             -

Total costs and expenses		              258,290       171,956        86,334

Net ordinary income (loss)		           (258,290)     (171,956)      (86,334)

Other income and expenses

Interest income		                           272           26            246
   Total other income and expenses          272           26            246

     Net income (loss) before
     income tax provision              (258,018)    (171,930)      (86,088)

Provision for income taxes     	              -            -             -
     Income tax provision                 	   -            -             -

Net income (loss)     		             $ (258,018)  $ (171,930)    $ (86,088)

Earnings (losses) per share	         $    (0.26)  $    (0.15)    $   (0.12)

The accompanying notes are an integral part of these financial statements.



                              Statement of Changes in Stockholders' Deficit


                                                                  Accumulated
                                                                  Deficit
                                                    Additional    During the   Stock
                                Common Stock        Paid-in       Development  to be   Treasury
                                Shares     Amount   Capital       Stage        Issued  Stock     Totals

Common stock issued for cash
at $0.056 per share             450,000   $    45   $ 24,955      $         -  $    -  $      -  $   25,000

Common stock issued for cash
at $10.00 per share               5,340         -     53,400                -       -         -      53,400

Common stock issued for
$16,718 in outside services     492,050        49     16,669                -       -         -      16,718

Common stock issued for cash
at $4.00 per share                6,000         1     23,999                -       -         -      24,000

Common stock issued for
$15,000 in outside services      30,000         3     14,997                -       -         -      15,000

Stock to be issued, 665
shares for $7.50 per share            -         -          -                -   4,987         -       4,987

Deferred offering costs charged
to additional paid-in capital         -         -    (15,704)               -       -         -     (15,704)

Net income (loss)                     -         -          -          (86,088)      -         -     (86,088)

Balances as of June 30, 1998    983,390    $   98   $118,316    	 $   (86,088) $4,987   $     -   $  37,313

Reclassification of stock to
be issued at June 30, 1998            -         -      4,987                -  (4,987)        -           -

Issuance of stock for services  193,300        19     25,124                -       -         -      25,143

Issuance of stock               150,560        15    225,522                -       -         -     225,537

Voided shares                  (30,000)        (3)   (14,997)               -       -         -     (15,000)

Additional paid-in capital           -          -     25,000                -       -         -      25,000

4,100 shares of stock returned  (4,100)         -         (4)               -       -         -          (4)

Net income (loss)                    -          -          -         (171,930)      -         -    (171,930)

Balances as of
June 30, 1999                1,293,150     $  129  $ 383,948       $ (258,018)  $   -      $  -   $ 126,059

The accompanying notes are an integral part of these financial statements.



                             Statement of Cash Flows


                                    Cumulative      For the
                                    During          Year Ended
                                    Development     June 30,
                                    Stage           1999    	     1998

Cash flows from
operating activities

Net income (loss)		                 $ (258,018)    $ (171,930)   $(86,088)

Adjustments to reconcile net
income (loss) to net cash used
in operating activities:

Amortization			                            203           133          70
Issuance of stock for services		            71            19          52
Issuance of additional
paid-in capital for services            56,790        25,124      31,666
(Decrease) increase in:
     Accounts payable and
     accrued expenses     	              1,500         1,500           -
     Total adjustments		                58,564        26,776      31,778

Net cash used by
operating activities                  (199,454)     (145,154)    (54,300)

Cash flow from investing activities

Organization Costs	                       (350)            -  	     (350)

Purchase of property and equipment    (147,770)     (116,820)    (30,950)

Net cash used in
investing activities                  (148,120)     (116,820)    (31,300)

Net cash flows from financing activities

Proceeds from short term loan
payable from related party	                24,200          24,200           -

Proceeds from issuance of common stock      1,096             113         983

Proceeds from stock to be issued		          4,987               -       4,987

Proceeds from additional
paid-in capital                           321,133         235,420      85,713

Net cash provided by
financing activities		                    351,416         259,733      91,683

Net increase (decrease) in cash and
cash equivalents	                           3,842         (2,241)       6,083

Cash and cash equivalents at the
beginning of period                             0          6,083            0

Cash and cash equivalents at the
end of the period	                       $  3,842        $ 3,842      $ 6,083

Supplemental disclosures of cash
flow information

Cash paid during the period for
   Interest                              $      1        $    -       $     1
   Income taxes                          $      -        $    -       $     -

Noncash investing and financing
   transactions
      Issuance of common stock for
      $25,143 in outside services
      in 1999 and $31,718 in 1998
         Common stock                   $     71        $    19       $    52
         Additional paid-in capital	    $ 56,790        $25,124       $31,666

                                        $ 56,861        $25,143       $31,718

The accompanying notes are an integral part of these financial statements.


NOTE 1:  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

General

NTech Corporation (the Company) was incorporated in the State of Delaware on July 29, 1997 for the primary purpose of developing, manufacturing and marketing nano-scale products ("nanotechnology"). Nanotechnology is the concept of miniaturizing products to a point that there becomes a practical commercial application of the products. The Company is in the development stage, and principal operating activities have not commenced. The Company's offices are located in Los Angeles, California, and the Company intends to use independent third parties to manufacture its products.

Going Concern

The Company's minimal operations to date have resulted in a substantial net operating loss. The sole reason for the positive equity balance is the continuing effort of the company personnel to sell common stock. There is no certainty they will be able to continue to do so.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Organization costs are amortized on a straight line basis over sixty months. For the years ended June 30, 1999 and 1998, amortization expense was $133 and $70 respectively.

Property and equipment are recorded at cost. Depreciation of property and equipment is recorded on the straight-line method over the respective useful lives of the assets.

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived assets to Be Disposed of," the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internal and external, that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the Company will measure the amount of the impairment based on undiscounted expected future cash flows from the impaired assets. The cash flow estimates that will be used will contain management's best estimates, using assumptions and projections appropriate and customary at the time.

Loss per share is computed using the weighted average number of common shares outstanding during the period. For the year ended June 30, 1999 and 1998, 34,100 and -0- shares, respectively, were returned to the Company and canceled.

In November 1997, the Company had a Private Placement Memorandum (PPM) offering for 25,000 shares at $10.00 per share. The securities were offered pursuant to an exemption provided by Regulation 504 of the Securities Exchange Act of 1933. The Company incurred certain offering costs of $16,004, with the sale of the stock, such as legal fees. The Company did not use an underwriter, so there was no discounts or commissions paid. These offering costs, associated with the sale of common stock to the public, were charged to additional paid-in capital. Net loss per share represents the basic and diluted earnings per share. The Company has no potentially dilutive securities.

Research and development costs are expensed as incurred and consist primarily of product development and application research. Financial accounting standards require the capitalization of certain software costs after technical feasibility is established. These costs are not applicable to the Company.

On April 3, 2000, the Board of Directors declared a one (1) for ten (10) reverse stock split of common stock. All references in the accompanying financial statements to the number of common stock and per-share amounts for 1999 and 1998 have been retroactively restated to reflect the reverse stock split.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. Because the Company has never used nor currently intends to use derivatives, management does not anticipate that the adoption of this new standard will have a significant effect on earnings or the financial position of the Company.

NOTE 2:   PROPERTY, PLANT AND EQUIPMENT

The Company is in the process of building a piece of equipment. The asset will be depreciated when the construction is completed. At June 30, 1999 and 1998, $147,770 and $30,950, respectively, had been charged to property and equipment.


NOTE 3:  COMMITMENTS AND CONTINGENCIES

The Company has entered into a contract to build a piece of equipment (see note
2). The Company will be charged as the work progresses. The Company expects the contract to be completed by the end of the June 30, 2000 fiscal year. The expenditures associated with this contract will be capitalized to the property and equipment account and depreciated upon completion of the contract.


NOTE 4:  STOCK EXCHANGE FOR SERVICES

For the years ended June 30, 1999 and 1998, the Company issued 193,300 and 522,050 shares respectively of common stock in exchange for outside services rendered. The cost of the services has been charged to operations, and additional paid-in capital has been increased by $24,950 and $31,196 respectively, representing the excess of the cost of the services over the par value of the common stock issued.

The Company issued stock in exchange for services. For the year ended June 30, 1998, the Company valued the securities issued in accordance with FASB 123, which requires that the value of services be recorded at the fair market value of the securities issued.

These securities were generally nanotechnology engineering expertise, financial consulting and legal services.

For the year ended June 30, 1999, 193,300 shares of stock were issued for financial and engineering consulting. The board of directed voted these shares be issued at par value.

The outside services for stock exchange were issued between $0.05 and $0.0001 per share.


NOTE 5:   SEGMENT INFORMATION

Industry Segment Data

The Company is still in the development stage, and no revenues have been earned.

Geographic Area Data

No revenues have been earned.